                                                               EXHIBIT 99(a)(7)

DETROIT DIESEL ANNOUNCES MERGER AGREEMENT WITH DAIMLERCHRYSLER AG TRANSACTION VALUED AT $23.00 PER SHARE

DETROIT, July 20 /PRNewswire/ -- Detroit Diesel Corporation (NYSE: DDC - news) announced today the signing of a definitive merger agreement with a subsidiary of DaimlerChrysler AG (DaimlerChrysler). Under the terms of the merger agreement, DaimlerChrysler, a shareholder of DDC since 1993 that currently owns 21.3% of the outstanding common shares of DDC, will commence a cash tender offer for the remaining 78.7% of DDC at a price of $23.00 per common share for a total transaction value of $423 million. Penske Corporation, which currently owns 48.6% of the outstanding common shares of DDC, has committed to tender its shares to DaimlerChrysler.

The agreement, which is subject to customary conditions, provides for the merger of a subsidiary of DaimlerChrysler into DDC following the completion of the tender offer. The board of directors of DDC has approved the tender offer and the merger.

According to Roger S. Penske, Chairman, "This transaction is an important step in the continued growth of DDC. As we look at the competitive environment, and the consolidation activity occurring within our industry, this merger will provide strength and stability for DDC in the future. The management team of DDC, including myself, remains committed to DDC and its continued success. We also see this as a tremendous opportunity for our employees and customers to be more closely associated with a company as innovative and customer-focused as DaimlerChrysler. Furthermore, the current DDC brand-named products will continue to be offered broadly in the marketplace."

"In the worldwide truck market, the engine is one of the most important competitive elements in terms of customers' economic requirements as well as to meet emission standards. Therefore, this step continues DaimlerChrysler's strategy of building its worldwide leadership in diesel engines and enables us to offer an integrated truck product in every major market across the globe," added Dieter Zetsche, board member responsible for commercial vehicles.

The proposed acquisition is subject to approval by the antitrust authorities of the U.S. and the European Union. It is anticipated that the transaction will be completed by the fall of 2000.

Detroit Diesel Corporation is engaged in the design, manufacture, sale and service of heavy-duty diesel and alternative fuel engines, automotive diesel engines, and engine-related products. The company offers a complete line of diesel engines from 22 to 10,000 horsepower for the on-highway, off-road, and automotive markets. Detroit Diesel services these markets directly and through a worldwide network of more than 2,800 authorized distributor and dealer locations. DDC is a QS-9000 certified company.

Detroit Diesel's major shareholder is Penske Corporation, a closely-held, diversified transportation services company whose operations include Penske Truck Leasing Company, Diesel Technology Company, Penske Automotive Group,

Inc., Penske Auto Centers, Inc., and Penske Capital Partners, L.L.C. Penske Corporation and its subsidiaries manage and operate businesses with annual revenues exceeding $10 billion and employ more than 34,000 people around the world.

Investors and security holders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release, when they become available because they will contain important information. The tender offer statement will be filed by DaimlerChrysler with the Securities and Exchange Commission (SEC), and the solicitation/recommendation statement will be filed by Detroit Diesel with the SEC. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed by DaimlerChrysler and Detroit Diesel at the SEC's website at www.sec.gov.

The tender offer statement and related materials may be obtained for free by directing such requests to DaimlerChrysler North America Holding Corporation. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Detroit Diesel Corporation.

Detroit Diesel's World Wide Web address is http://www.detroitdiesel.com